Exhibit 99.3

May 16, 2016

To whom it may concern:

Company name: UBIC, Inc.

Representative: Masahiro Morimoto,

Chief Executive Officer and President

(Stock Code: 2158, Tokyo Stock Exchange)

(Ticker Symbol: UBIC, NASDAQ)

Contact: Masami Yaguchi,

Chief Financial Officer and

Chief Administrative Officer

Telephone: +81-3-5463-6344

Differences between the forecasts for the year ended March 31, 2016 and the actual results

UBIC, Inc. announces the differences between the revised consolidated forecasts for the year ended March 31, 2016, which were published on February 15, 2016, and the actual results that were published today. UBIC, Inc. also announces the differences between the previously announced non-consolidated forecasts and the actual results.

1. Differences between the consolidated forecasts for the year ended March 31, 2016 and the actual results (April 1, 2015 through March 31, 2016)

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	10,500	240	230	(50)	(0.14)
Actual results (B)	10,659	180	123	(121)	(3.40)
Differences (B) - (A)	159	(60)	(107)	(71)	—
Changes (%)	1.5	(25.0)	(46.5)	—	—
(Reference) Actual results for the year ended March 31, 2015	6,274	266	434	260	7.45

2. Differences between the non-consolidated forecasts for the year ended March 31, 2016 and the actual results (April 1, 2015 through March 31, 2016)

	Net sales (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	4,100	100	70	2.00
Actual results (B)	4,565	169	60	1.70
Differences (B) - (A)	465	69	(10)	(0.30)
Changes (%)	11.3	69.0	(14.3)	(15.0)
(Reference) Actual results for the year ended March 31, 2015	3,718	434	316	9.07

Reasons for the differences

Consolidated

Evolve Discovery (EvD, Inc.), acquired in July 2015, has been performing favorably, leading to net sales that were roughly in line with our forecast. Regarding operating income, ordinary income, and net income attributable to owners of the parent, actual results fell below forecasts due to the following factors: the Group moving forward with restructuring and strengthening of its subsidiaries in the United States; new business-related costs generated from development of artificial intelligence technology and establishment of a marketing system; foreign exchange losses resulting from the sharp increase in the yen’s value; and certain sales with high profit margin-related processes and others being delayed to the next period despite an increase in review sales with a low profit margin in the year ended March 31, 2016.

Non-consolidated

Net sales exceeded our forecast mainly due to an increase in sales to affiliates resulting from acquisition of EvD, Inc. Ordinary income also increased as a result.